UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40455

Zhangmen Education Inc.

No.1666 North Sichuan Road, Hongkou District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhangmen Education Inc.

By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: September 28, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

2